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JP 3/14/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-29616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MINT BROKERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard — (212) 829-4934
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/18/14

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2013, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

BINYOMIN KAPLAN
Notary Public, State of New York
No. 02KA6054207
Qualified in Rockland County
Commission Expires January 29, 20 15

MINT BROKERS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): | ***Page***

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
Mint Brokers:

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership"), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial condition of Mint Brokers as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

Mint Brokers

Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets		
Cash and cash equivalents	$	10,690
Receivables from related broker-dealers		383
Receivables from related parties		14
Prepaid income taxes		70
Other assets		33
Total assets	$	11,190
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	510
Accounts payable, accrued and other liabilities		69
Total liabilities		579
Commitments and contingencies *(Note 2)*		
Subordinated borrowings		5,000
Partners' capital:		
Limited partner		5,553
General partner		58
Total partners' capital		5,611
Total liabilities, subordinated borrowings and partners' capital	$	11,190

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities Exchange Commission. The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., a limited partner (99%) and Mint Brokers Holdings II, L.L.C., a general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

On January 10, 2013, an Amended Business Certificate was filed with the New York County Clerk's office changing the Partnership's name from Seminole Financial to Mint Brokers.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through the spread between the buy and sell price on matched principal transactions.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and expenses are recognized on a trade date basis.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is treated as a disregarded entity for federal income tax purposes and for most state income tax purposes; as such it is generally not subject to federal and state income taxes on a stand-alone basis. Accordingly, the Partnership's provision for income taxes includes only its share of New York City Unincorporated Tax ("UBT") and any state taxes that may apply from time to time.

2. Commitments, Contingencies and Guarantees

Lease – The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring on March 31, 2017. The remaining minimum lease payment under this lease at December 31, 2013 is $181. As of December 31, 2013, the Partnership has a liability of $62 for future rent obligations, net of estimated sublease income relating to closing its office in Sarasota, Florida at December 31, 2012, which is included in Accounts payable, accrued and other liabilities in the statement of financial condition.

(In Thousands)

2. Commitments, Contingencies and Guarantees (continued)

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2013, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Related Party Transactions

Administrative Services – Cantor provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services. Additionally, Cantor provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the principal transaction revenue and remits to the Partnership on a monthly basis.

Receivables from Related Broker-Dealers – Receivables from related broker-dealers of $383 primarily relate to transactions not yet remitted to the Partnership as of December 31, 2013.

(In Thousands)

4. Income Taxes

As of December 31, 2013, the Partnership recorded a deferred tax asset of approximately $20 before valuation allowance, which consists primarily of net operating loss carryforwards and book-tax differences related to exchangeability of partnership units. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, the Partnership provided a valuation allowance of $20 against this net deferred tax asset. As of December 31, 2013, the Partnership had approximately $274 of New York City UBT net operating losses that can be carried forward 20 years following the loss year subject to certain exceptions. The NYC UBT loss carryforward will begin to expire in the year ended December 31, 2033 if not utilized before then. The Partnership has no tax payables due to or receivables due from affiliates.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2013.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is not presently under examination for United States federal and state income tax purposes, but is under New York City UBT examination for the 2008 through 2010 years. BGCP's U.S. federal, state & local tax returns are no longer subject to examination by tax authorities for the years prior to 2010, 2008 and 2008, respectively.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership had net capital of $10,284, which was $10,184 in excess of its required net capital.

(In Thousands)

6. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. in the sum of $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2016. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

7. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.